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                            April 7, 2023

       Noel Watson
       Chief Financial Officer
       Legalzoom.com, Inc.
       101 N. Brand Boulevard
       11th Floor
       Glendale, CA 91203

                                                        Re: Legalzoom.com, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-35618

       Dear Noel Watson:

              We have reviewed your April 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 22, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 38

   1.                                                   We note from your
response to prior comment 1 that you believe the number of
                                                        subscription units and
average revenue per subscription (ARPU) are the most meaningful measures for
understanding your overall subscription business, including the ongoing relationships with your
customers. Please explain further how these measures provide support for the
retention and growth of your existing customer base. In your response, provide us with a
breakdown of subscriptions lost and new subscriptions obtained during fiscal 2022. Also, tell
us how ARPU was impacted by existing customer product mix. In addition, tell us and
revise to disclose the percentage or dollar amount of subscription revenue growth from new
versus existing customers.
 Noel Watson
Legalzoom.com, Inc.
April 7, 2023
Page 2

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameNoel Watson
                                                          Division of
Corporation Finance
Comapany NameLegalzoom.com, Inc.
                                                          Office of Technology
April 7, 2023 Page 2
cc:       Thomas Hopkins
FirstName LastName